U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144			OMB APPROVAL
			OMB Number:	3235-0101
			Expires:	March 31, 2011
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NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1(a) NAME OF ISSUER Magnum D'Or Resources, Inc.	(b) IRS IDENT. NO. 80-0137402	(c) S.E.C. FILE NO. 000-31849	WORK LOCATION

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
1326 S.E. 17th		Ft. Lauderdale	FL	33316	AREA CODE AND	NUMBER
					305	420-6563

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE

Chad Austin Curtis		10% Stockholder	1326 S.E. 17th	Ft. Lauderdale	FL	33316

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	None	N/A	734,362	$514,000	73,436,212	March 17, 2010	OTC-BB

1.			3.
	(a)	Name of issuer.		(a)	Title of the class of securities to be sold.
	(b)	Issuer’s IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer’s SEC file number, if any.
	(d) (e)	Issuer’s address, including zip code. Issuer’s telephone number, including area code.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
2.				(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(a)	Name of person for whose account the securities are to be sold.		(e)	Number of shares or other units of the class outstanding,
	(b)	Such person’s or I.R.S. Identification number, if such a person is an entity.			or if debt securities the face amount thereof outstanding,
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10			as shown by the most recent report or statement
		percent stockholder, or member of immediate family of any of the foregoing).			published by the issuer.
	(d)	Such person’s address, including zip code.		(f)	Approximate date on which the securities are to be sold.
				(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2/14/2008	Compensation	Magnum D'Or Resources	586,824	2/14/2008	Services
Common Stock	4/1/2008	Compensation	Magnum D'Or Resources	250,000	4/1/2008	Services

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Remarks:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 16, 2010	/s/ Chad Austin Curtis
Date of Notice	(Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)